UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock (as defined herein) outstanding as of July 31, 2012, as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “10-Q”) filed with the Securities and Exchange Commission on August 6, 2012.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in the 10-Q.

CUSIP No. 469249106

1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,684,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,684,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in the 10-Q.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on November 26, 2010 (the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.	Identity and Background

Item 2 of the 13D Filing is hereby amended and supplemented by replacing the second sentence of the first paragraph in its entirety with the following:

The business address of each of the Reporting Persons is 1185 Avenue of the Americas, Suite 2000, New York, New York 10036.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by replacing the fifth paragraph thereof in its entirety with the following:

On August 22, 2012, CapGen LP executed a Stock Purchase Agreement, dated as of August 22, 2012, with the Issuer (the “2012 Stock Purchase Agreement”), whereby, subject to the terms and conditions therein, CapGen LP has agreed to purchase and the Issuer has agreed to issue to CapGen LP, 25,000 shares of a new series of mandatorily convertible non-cumulative non-voting preferred stock, Series A (the “Preferred Stock”) at $1,000 per share. The 2012 Stock Purchase Agreement contemplates the private placement of 50,000 shares of Preferred Stock, for an aggregate of $50 million, and it is expected that other accredited investors (together with CapGen LP, the “2012 Investors”) will join the 2012 Stock Purchase Agreement as purchasers. CapGen LLC and CapGen LP are seeking regulatory approval from the Fed for the flexibility to increase its ownership to up to 49.9% of the outstanding Common Stock. The Preferred Stock, if issued, will mandatorily convert into Common Stock if the Issuer receives requisite shareholder approvals.

The foregoing references to and descriptions of the Stock Purchase Agreement, the 2012 Stock Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, and the full text of the 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 7, and which are incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group IV LP	2,684,144	45.6%	2,684,144	0	2,684,144	0
CapGen Capital Group IV LLC	2,684,144	45.6%	2,684,144	0	2,684,144	0
Eugene A. Ludwig	2,684,144	45.6%	0	2,684,144	0	2,684,144

*	The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in the 10-Q.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following sentence after the last sentence in the first paragraph:

On August 22, 2012, CapGen LP entered into the 2012 Stock Purchase Agreement pursuant to which CapGen LP agreed to acquire the Preferred Stock.  In connection with the 2012 Stock Purchase Agreement, on August 22, 2012, CapGen LP also entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following new section immediately following the section thereof entitled “Registration Rights Agreement”:

2012 Stock Purchase Agreement

On August 22, 2012, CapGen LP entered into the 2012 Stock Purchase Agreement.

The 2012 Stock Purchase Agreement includes, among other provisions, the following terms:

Representations and Warranties.  Customary representations and warranties made by the Issuer relating to the Issuer, its business and the terms of the issuance of the Preferred Stock, and customary representations and warranties made by each purchaser, including CapGen LP, regarding, among other things, its qualification to purchase in a private placement.

Transfer Restrictions.  Customary transfer restrictions relating to the purchase of securities in a private placement.

Registration Rights.  The Issuer will have executed a registration rights agreement regarding the registration rights granted to the purchasers. The 2012 Registration Rights Agreement was entered into August 22, 2012 in conjunction with the 2012 Stock Purchase Agreement and is described below.

Regulatory Approvals.  CapGen LP’s obligations under the 2012 Stock Purchase Agreement are subject to CapGen LP’s receipt of necessary regulatory approvals.

2012 Registration Rights Agreement

Registration Rights. The Issuer has agreed to prepare and file by the 60th day following the conversion of the Preferred Stock to Common Stock, with the SEC a registration statement on Form S-1 or S-3 (if eligible) (the “2012 Shelf Registration”) with respect to the resale from time to time, whether underwritten or otherwise, of the shares of Common Stock held by the 2012 Investors and their transferees (the “2012 Registrable Securities”). So long as the 2012 Shelf Registration is effective as required by the 2012 Registration Rights Agreement and in compliance with the Securities Act, and usable for resale of 2012 Registrable Securities, the 2012 Investors and their transferees are entitled to demand any number of takedowns (including underwritten takedowns; provided that (i) the 2012 Registrable Securities requested to be included in such underwritten takedown constitute at least 25% of the 2012 Registrable Securities then outstanding or (ii) the anticipated aggregate offering price based on the then-current market prices, net of underwriting discounts and commissions, would exceed $2,500,000 from the 2012 Shelf Registration).

The Registration Rights Agreement also grants CapGen LP and the other 2012 Investors customary piggy back registration rights in the event the Issuer proposes to file a registration statement under the Securities Act for purposes of a public offering of securities of the Issuer (whether in connection with a public offering of securities by the Issuer, a public offering of securities by shareholders of the Issuer, or both).

*   *   *

Item 6 of the 13D Filing is hereby amended and supplemented by replacing the third to last paragraph thereof in its entirety with the following:

The foregoing references to and descriptions of each of the Stock Purchase Agreement, the Registration Rights Agreement, the 2012 Stock Purchase Agreement, the 2012 Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of (i) the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, (ii) the Registration Rights Agreement, which is attached hereto as Exhibit 5, as amended by Amendment No. 1 thereto, which is included in Exhibit 3, (iii) the 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 7, and (iv) the 2012 Registration Rights Agreement, which is attached as Exhibit 8, and in each case which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 6	Joint Filing Agreement, dated August 23, 2012, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

Exhibit 7
Stock Purchase Agreement, dated August 22, 2012, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on August 27, 2012)

Exhibit 8	Registration Rights Agreement, dated August 22, 2012, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on August 27, 2012)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 2012

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 6	Joint Filing Agreement, dated August 27, 2012, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

Exhibit 7
Stock Purchase Agreement, dated August 22, 2012, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on August 27, 2012)

Exhibit 8	Registration Rights Agreement, dated August 22, 2012, among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the other investors party thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on August 27, 2012)